UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

MAGNUM HUNTER RESOURCES CORPORATION

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

55973B102

(CUSIP Number)

Gary C. Evans
Chairman and Chief Executive Officer
Magnum Hunter Resources Corporation
777 Post Oak Boulevard, Suite 910
Houston, TX 77056

Copy To:

Fulbright & Jaworski L.L.P.
2200 Ross Avenue, Suite 2800
Dallas, TX 75201
Telephone: (214) 855-8000
Facsimile: (214) 855-8200
Attn: David E. Morrison Esq.
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 29, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 55973B102
1. Names of Reporting Persons. Gary C. Evans
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) OO
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 3,031,779*
8. Shared Voting Power
9. Sole Dispositive Power 5,798,410**
10. Shared Dispositive Power
11. Aggregate Amount Beneficially Owned by Each Reporting Person 5,993,484***
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 7.9%****
14. Type of Reporting Person (See Instructions) IN
*	Consists of (i) 2,945,074 shares of restricted common stock, of which 2,750,000 shares have vested and (ii) 86,705 shares of common stock.
**
Includes 2,750,000 shares of restricted common stock, all of which have vested; 86,705 shares of common stock; options to purchase 2,750,000 shares of common stock, all of which have vested; and 211,705 shares underlying presently exercisable warrants, of which 125,000 shares are held in an account under the name of Mr. Evans’ children and Mr. Evans’ Special Inheritance Account.

***
Includes 2,945,074 shares of restricted common stock, of which 2,750,000 shares have vested; 86,705 shares of common stock; options to purchase 2,750,000 shares of common stock, all of which have vested; and 211,705 shares underlying presently exercisable warrants, of which 125,000 shares are held in an account under the name of Mr. Evans’ children and Mr. Evans’ Special Inheritance Account.

****	Calculated based upon 76,222,082 shares of common stock outstanding at February 4, 2011.

The Schedule 13D (the “Schedule 13D”) filed on August 4, 2010 by Gary C. Evans (the “Reporting Person”), with respect to the common stock, $0.01 par value, of Magnum Hunter Resources Corporation, a Delaware corporation (the “Issuer” or the “Company”), is hereby amended and supplemented as set forth below by this Amendment No. 1 to the Schedule 13D (the “Amendment”).  Except as specifically provided herein, the Schedule 13D remains unmodified.  Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to such terms in the Schedule 13D.

Item 4.                       Purpose of Transaction

On November 29, 2010, the Issuer granted the Reporting Person 195,074 shares of restricted Common Stock pursuant to the terms of the Form of Restricted Stock Agreement, a copy of which is attached hereto as Exhibit 10.4.  In addition, on November 29, 2010, the Issuer granted the Reporting Person a stock appreciation right (“SARs”) on 3,083,332 shares of Common Stock pursuant to the terms of the Form of Stock Appreciation Right Agreement, a copy of which is attached hereto as Exhibit 10.5.  The SARs represent the right to receive a number of shares of Common Stock determined by dividing (i) the total number of shares of Common Stock subject to the SARs being exercised by the Reporting Person, multiplied by the amount by which the fair market value of the Common Stock on the exercise date exceeds the base price of the SARs, by (ii) the fair market value of the Common Stock on the exercise date; provided that fractional shares will not be issued and will instead be paid in cash.  The SARs will be settled by the issuance of shares of Common Stock or, in the sole discretion of the Compensation Committee of the Board of Directors of the Issuer, in cash or a combination of cash and shares of Common Stock.  The Reporting Person is not reporting beneficial ownership of the shares subject to the SARs because they cannot be settled within 60 days of this Amendment.

Item 5.                      Interest in Securities of the Issuer

(a), (b)       At the close of business on February 10, 2011, the Reporting Person may be deemed to have sole beneficial ownership interest in 5,993,484 shares of Common Stock of the Issuer, consisting of: (i) 2,945,074 shares of restricted common stock, of which 2,750,000 shares have vested, (ii) 2,750,000 presently exercisable options to purchase shares of Common Stock, (iii) 86,705 shares of Common Stock, and (iv) 211,705 shares of Common Stock underlying presently exercisable warrants, which collectively constitute approximately 7.9% of the class outstanding.  The aggregate percentage is based upon 76,222,082 shares of Common Stock outstanding at February 4, 2011.  At the close of business on February 10, 2011, the Reporting Person has: (i) sole power to vote or to direct the vote over 3,031,779 shares of Common Stock and (i) sole power to dispose or to direct the disposition over 5,798,410 shares of Common Stock.

(c)           Except as set forth herein, the Reporting Person has not effected any transactions in shares of Common Stock of the Issuer in the past sixty (60) days.

(d)           Not applicable.

(e)           Not applicable.

Item 6.                      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Person has pledged 2,750,000 shares of restricted common stock to certain financial institutions to secure loans and/or lines of credit (the “Pledge Arrangements”).  The terms of the Pledge Arrangements contain standard default provisions and also permit the Reporting Person to retain sole investment and voting power with respect to such pledged shares in the absence of an event of default.  Other than the Pledge Arrangements and as described in Item 4 above, the Reporting Person is not a party to any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer.

Item 7.                      Material to be Filed as Exhibits

Exhibit No.                      Document
10.1	Employment Agreement dated May 22, 2009 between Gary C. Evans and Petro Resources Corporation*
10.2	Stock Option Agreement dated May 22, 2009 between Gary C. Evans and Petro Resources Corporation*
10.3	Restricted Stock Agreement dated May 22, 2009 between Gary C. Evans and Petro Resources Corporation*
10.4	Form of Restricted Stock Agreement under Magnum Hunter Resources Corporation Amended and Restated Stock Incentive Plan**
10.5	Form of Stock Appreciation Right Agreement under Magnum Hunter Resources Corporation Amended and Restated Stock Incentive Plan**
____________________
*	Incorporated by reference from the current report on Form 8-K of Magnum Hunter Resources Corporation (formerly Petro Resources Corporation) filed on May 28, 2009.
**	Incorporated by reference from the current report on Form 8-K of Magnum Hunter Resources Corporation (formerly Petro Resources Corporation) filed on December 3, 2010.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2011	Gary C. Evans By: /s/ Gary C. Evans Name: Gary C. Evans